

Mail Stop 3720

August 31, 2017

David J. Field
President and Chief Executive Officer
Entercom Communications Corp.
401 E. City Avenue, Suite 809
Bala Cynwyd, Pennsylvania

> **Re:** **Entercom Communications Corp.**
> **Amendment No. 3 to Registration Statement on Form S-4**
> **Filed August 24, 2017**
> **File No. 333-217273**

Dear Mr. Field:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Entercom and CBS Radio Unaudited Pro Forma Condensed Combined Financial Statements

2) Purchase Price Allocation, page 162

(2d), page 164

1.   We note on page 121 that Entercom's long-term projections for CBS Radio's results for 2017 through 2021 forecasted an increase in CBS Radio's full year revenue for 2016. However, such projections did not anticipate the loss in market share or decline in market demand that CBS Radio experienced in the first six months of 2017. In light of CBS Radio's sustained downward trend in advertising revenues through 2017, arising from its loss of market share and the general decline in market demand for radio

advertising which is outside its control, disclose the impact, if any, of a change in the assumptions used in the valuation to determine the fair value of its radio broadcasting licenses.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Kathleen Krebs, for

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications